Exhibit 99.1

Canadian Solar Closes Japan Green Infrastructure Fund

with JPY22 Billion Committed Capital to Develop New Projects

GUELPH, Ontario, February 16, 2021 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, announced today the successful close of the Japan Green Infrastructure Fund (“JGIF” or the “Fund”). Canadian Solar will partner with Macquarie Advisory & Capital Solutions (“Macquarie”), the advisory and capital markets arm of the Macquarie Group (ASX: MQG). Macquarie is both the financial advisor and a minority investor in the Fund.

JGIF’s mission is to accelerate the development of new projects in Japan with clear monetization strategies, and expects to grant first offer rights to the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), a Japanese-listed infrastructure fund holding operating solar assets managed by Canadian Solar’s asset management subsidiary.

The Fund marks Canadian Solar’s first platform entry into the private institutional capital pool. Together with Macquarie and other cornerstone investors, the Fund has secured JPY22 billion (US$208 million) of committed capital that will be used to develop, build and accumulate new solar projects in Japan. The Fund will further consider green bond placements and project finance loans as it expands its asset portfolio.

Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented, “We are pleased to partner with Macquarie and other long-term investors to launch this new development fund. JGIF’s more dedicated capital pool will further boost our competitiveness in developing clean, sustainable and high-quality solar energy projects in Japan, leveraging our strong track record both as one of the largest solar developers in the country and as the sponsor of the Canadian Solar Infrastructure Fund. Meanwhile, we expect to deliver attractive and stable returns to our long-term capital partners, including insurance companies and asset managers, who are searching for yield and looking to deploy capital to advance the clean energy transition.”

JGIF is managed as an approved 13X fund management company regulated under the Monetary Authority of Singapore (MAS). Canadian Solar and Macquarie will jointly serve as general partners of the Fund, with an economic stake of 67 per cent and 33 per cent, respectively. The Fund aims to catalyze large-scale investments within its six-year fund term and will sell to managed funds or on the secondary market to maximize value.

Dr. Qu added, “As previously communicated, we are in the process of planning similar localized capital partnerships in other parts of the world, including in Latin America and Europe, which will help us accelerate the expansion of our global project development platform.”

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 49 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 5.6 GWp in over 20 countries across the world. Currently, the Company has over 500 MWp of projects in operation, over 5 GWp of projects under construction or in backlog (late-stage), and an additional 11 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

About Macquarie Group

Macquarie Group Limited (Macquarie) is a diversified financial group providing clients with asset management and finance, banking, advisory and risk and capital solutions across debt, equity and commodities. Founded in 1969, Macquarie employs 15,849 people in 31 markets. At 31 March 2020, Macquarie had assets under management of US$372.6 billion. For further information, visit www.macquarie.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the MSS subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.